SEC
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NOV 18 2019

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SEC

19008885

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/18 (MM/DD/YY) AND ENDING 9/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Rye Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Skyline Drive, Suite 350
(No. and Street)

Hawthorne	NY	10532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, John Callaghan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Rye Securities, LLC, as of Seotember 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John P. Callaghan
Signature

President
Title

Mayroom Gonzalez
Notary Public

MAYROOM J MUNOZ GONZALEZ
Notary Public - State of New Jersey
My Commission Expires Jun 14, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
September 30, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
New Rye Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of New Rye Securities, LLC (the Company) as of September 30, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of New Rye Securities, LLC as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C

Marietta, Georgia
October 23, 2019

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
September 30, 2019

ASSETS

Cash	$	13,953
Prepaid expenses		1,174
Security deposit		1,398
Total assets		16,525
TOTAL	$	16,525

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	3,200
TOTAL		3,200
MEMBER'S EQUITY		13,325
TOTAL	$	16,525

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

OPERATING EXPENSES:	
Professional fees	44,850
Occupancy	6,612
Technology and communications	5,586
Regulatory fees	7,099
Other operating expenses	12,139
Total expenses	76,286
NET LOSS	$ (76,286)

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2019

MEMBER'S EQUITY, OCTOBER 1, 2018	$	25,129
Net Loss		(76,286)
Member Contributions		64,482
MEMBER'S EQUITY, SEPTEMBER 30, 2019	$	13,325

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

OPERATING ACTIVITIES:		
Net loss	$	(76,286)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in prepaid expenses		2,992
Increase in security deposit		(1,398)
Decrease in accounts payable and accrued expenses		(1,200)
Net cash used by operating activities		(75,892)
FINANCING ACTIVITIES:		
Member contributions		64,482
Net cash provided by financing activities		64,482
NET DECREASE IN CASH		(11,410)
CASH AT BEGINNING OF YEAR		25,363
CASH AT END OF YEAR	$	13,953
Supplemental cash flows disclosures:		
Non-cash financing activities-		
Forgiveness of rent due to member	$	4,500
Expenses paid by member		3,982
Total non-cash financing activities	$	8,482

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

New Rye Securities, LLC (the "Company") was organized on July 17, 2012 as a Delaware limited liability company for the purpose of conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides private placement services from its office in Hawthorne, NY. As a limited liability company the member's liability is limited to their investment. On March 22, 2013, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains a cash balance in one bank account which at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

Revenue Recognition

On October 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates as single framework for recognizing revenue from contracts with customers that is within its scope.

Pursuant to ASC 606, the Company recognizes revenue when it satisfies its performance obligation by transferring control over goods or service to a customer.

Revenue from contracts with customers includes fees from merger and acquisitions (M & A) advisory and consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether

performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory and consulting services is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (unearned revenue).

The Company did not have any revenue for the year ended September 30, 2019.

3. INCOME TAXES

The Company is organized as a limited liability company with a single member and is disregarded as an entity separate from its owner for federal income tax purposes. The member of the Company is responsible for income taxes on the Company's taxable income. Accordingly, no provision of liability for federal income taxes has been included in the accompanying financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits.

4. RELATED PARTY TRANSACTIONS

The Company rented office space from the member on a month to month basis through June 30, 2019. For the year ending September 30, 2019, the rent expense under such arrangement was $4,500 and is included in occupancy expense in the Statement of Operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $10,753 which was $5,753 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 29.76%.

6. COMMITMENTS

The Company entered into a rental agreement for office space commencing July 1, 2019. The lease is for 6 months ending December 31, 2019. Rent under this agreement is included in occupancy expense.

7. NET OPERATING LOSS

As shown in the accompanying financial statements, the Company has incurred an operating loss for the year ended September 30, 2019. Furthermore, estimated operating expenses for fiscal 2020 (based upon actual fiscal 2019 expenses), is in excess of the cash balance as of September 30, 2019. Management will continue to monitor operating expenses for opportunities to reduce expenses where possible. In addition, the Company is currently engaged to provide M&A advisory services that has the potential to result in revenue for fiscal 2020. In the event the operating losses persist or recur, the Member has the resources and intends to continue funding operations via capital contributions as needed to ensure continued operations and compliance with regulatory capital requirements for one year after the date these financial statements were issued (at a minimum).

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued.

NEW RYE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2019

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 13,325
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses	(1,174)
Security deposit	(1,398)
NET CAPITAL	$ 10,753
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	3,200
Total aggregate indebtedness	$ 3,200
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	5,753
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	4,753
Percentage of aggregate indebtedness to net capital	29.76%

There is no material difference in the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of September 30, 2019

The accompanying notes are an integral part of these financial statements

NEW RYE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

September 30, 2019

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securitites to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
New Rye Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) New Rye Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C

Marietta, Georgia
October 23, 2019

NEW RYE SECURITIES, LLC

October 21, 2019

New Rye Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. This Report was prepared as required by 17 C.F.R.§ 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended September 30, 2019 without exception.

The Company is exempt from the provisions of 17 C.F.R. § 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

New Rye Securities, LLC

John P. Callaghan

Name: John Callaghan

Title: President

7 Skyline Drive, Hawthorne, NY 10532 Phone: 203-912-9096 Fax: 203-286-4755
E-Mail: john@newryesecurities.com Web: www.NewRye.com